Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements as well as the section titled “Item 5. Operating and Financial Review and Prospects” included in our Annual Report on Form 20-F for the year ended December 31, 2020 (our “Form 20-F”). This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in our Form 20-F.

Overview

The Company derives revenue from the sale of packaged software products, technical support plans, software customization services, and bundle of products or services that may include a combination of these items. We enter into contracts with customers that include promises to transfer various products and services, which are generally distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income. During the six months ended June 30, 2020, the Company derived revenue from the sales of the following three items:

(1)	Retail Software Products

The Company’s packaged software products consist of accounting software, fintech software, trading education software products and other online based management products. Revenue is recognized at a point in time upon the delivery of the perpetual license, and in a period of time throughout the effective period for the technical support plan, which generally is recognized over a six month period.

(2)	Technical Support Plans

The Company sells its technical support plan either as a package with its sale of software products or separately on its own. Each technical support plan has a unified effective period of one year. Revenue is recognized in a period of time throughout the effective period for the technical support plan, generally is recognized over a six month period.

(3)	Software Customization Services

The Company delivers its software customization services by developing customized features on the software products to suit customers’ special needs. Upon receiving the purchase request from the customers, the Company designs, develops, tests, and implements the specified features to our software products. The Company also includes a one-year technical support plan specifically for the developed feature(s).

Customers can request and purchase the service together with a purchase of our software product, or separately if the customer has our software products in-use. Revenue is recognized at a point in time upon customers’ acceptance of the feature(s), and revenue for the technical support plan is recognized over its service term, which generally is for six months period.

We did not generate revenue during the six months ended June 30, 2021, primarily due to the negative impact of the COVID-19 pandemic on the Company’s operations. Our partnership with an Australian licensed broker for social trading and educational website service was delayed due to frequent lockdowns in Australia and China caused by the pandemic. We have resumed discussions with the Australian broker and expect to enter into a definitive agreement during the fourth quarter of 2021. For more detailed information about our recent development and growth strategies, see “Recent Development” and “Growth Strategies”.

Costs and Expenses

We primarily incur the following costs and expenses:

Costs of revenues. Our cost of revenues consists primarily of the salaries, payroll taxes and employee benefit costs of our technology and management services associate and other operations personnel. Cost of revenues also includes direct information technology costs and facilities support costs directly related to our services.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our corporate staff, marketing costs, office supplies, welfare expenses, training expenses, professional fees (including consulting, audit and legal fees), travel and business hospitality expenses. Selling, general and administrative expenses also include depreciation and amortization expenses. We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of our assets, which generally range from three to five years.

Research and development expenses. Research and development expenses consist primarily of compensation expense for our staff in research and development teams, including the salaries, payroll taxes, employee benefit costs and facilities support costs related to our research and development.

Bad debt expenses. Based on our periodic review of accounts receivable balances, we adjusted the allowance for doubtful accounts after considering management’s evaluation of the collectability of individual receivable balances, including the analysis of subsequent collections, the customers’ collection history, the write off of uncollectible receivables against the existing reserve, and recent economic events.

Recent Developments

With two recent executive hires, Mr. Bo Zhu as Chief Strategy Officer (“CSO”), and Mr. Li Chenjun as Co-Chief Executive Officer (“Co-CEO”), on June 2021, and July 2021 respectively, the Company decided to enter into new business lines: ASIC chip research and development and crypto mining equipment manufacturing and sales.

The newly appointed executives, Co-CEO Mr. Chenjun Li and CSO Mr. Bo Zhu, each has significant experience and industry resources in chip designs and blockchain applications. As one of the pioneers in the ASIC chip design area, Mr. Chenjun Li has extensive experience in the chip production supply chain. In 2013, the Co-CEO, Mr. Chenjun Li, designed the first-generation ASIC applicable to Bitcoin computing and successfully completed the mass production of 16nm and 10nm ASIC chips at TMSC and Samsung in 2015 and 2017, respectively. The CSO, Mr. Bo Zhu. has a significant understanding of the blockchain technology application, as well as a well-known reputation and extensive network within the industry due to the extended time spent in high-performance computing research in the past years.

In August 2021, the Company announced the launch of its first ASIC crypto Miner - KOI MINER C16 (“C16”). C16 is equipped with the C3012 chip made by Semiconductor Manufacturing International Corp.’s N+1 process. C16 has a hash rate up to 113 TH/s and a power efficiency ratio of 30 J/T, supporting the mining of Bitcoin, Bitcoin Cash and other cryptocurrencies.

With increased institutional investment and attention to blockchain and cryptocurrencies, many large listed crypto mining companies in the United States and Canada have demonstrated a huge demand for high-end Bitcoin miners, and we expect that our C16 miners have the opportunity to secure a considerable amount of orders in this trend. C16 is expected to launch sales in the United States, Canada and Europe.

In order to achieve our mission as stated in the new growth strategy announced in August 2021: to become one of the key participants and contributors in the global blockchain ecosystem, we incorporated a wholly owned limited liability subsidiary, Nanjing Lucun Semiconductor Co. Ltd., in China on June 17, 2021. We also established two wholly owned subsidiaries, AGM Defi Lab Pte Limited in Singapore and AGM Defi Tech Limited in Hong Kong on July 30, 2021 and August 8, 2021, respectively, for providing software development and consulting services in Asian areas. We plan to establish office and research center in Hongkong and Singapore as those regions have cleared regulatory framework towards crypto assets and blockchain technology and hire more senior professional.

In September 2021, we entered into a strategic partnership agreement with HighSharp (Shenzhen Gaorui) Electronic Technology Co., Ltd (“HighSharp”), a fabless integrated circuit designer that provides advanced semiconductor solutions for supercomputing hardware, pursuant to which, for a six-month period until March 25, 2022, HighSharp will provide the latest ASIC chip technology and manufacturing services to the Company and the Company will be responsible for client development on a global basis, with a target to generate orders in a total amount of US$100 million during the six-month term until March 25, 2022. If the Company and HighSharp achieve their respective targets, the Company and HighSharp plan to form a joint venture, joined by HighSharp’s key R&D team members, with the goal to integrate next generation product research and development into fabless integrated circuit design capabilities that provides advanced semiconductor solutions for supercomputing hardware. The Company will own 60% equity and HighSharp will own 40% equity in the joint venture. See “Risk Factors - We are exposed to the uncertainty with respect to China’s crackdown on cryptocurrency-related business.”

In April 2021, the Board of Director of the Company (the “Board”) approved the resignation of Mr. Tingfu Xie as director, Chairman of the Nominating Committee, a member of the Audit Committee and the Compensation Committee of the Company. the Board appointed Ms. Jing Shi as the succeeding director, chairwoman of the Nominating Committee and a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2021. Ms. Shi has had extensive experience at various investment companies with regard to financial management and account operations.

In September 2021, since the employment agreement between the Company and Mr. Bin Cao, then Chairman of the Company, expired, the Board terminated the employment with Mr. Bin Cao and removed him from all position in the Company. The Board approved the appointment of Mr. Chenjun Li, Co-CEO of the Company, as director and Chairman of the Board, effective September 15, 2021, until the next annual shareholder meeting or until his earlier death, resignation or removal.

In September 2021, the Company appointed Mr. Steven Yuan Ning Sim as the Chief Financial Officer after the resignation of the former Chief Financial Officer, Zhihe Yang. Mr. Sim has over 15 years of audit and financial management experience and is a member of the Association of Chartered Certified Accountants (ACCA). The appointment is for a term of one year or until his earlier death, resignation or removal.

Growth Strategies

The Company formed new growth strategy in August 2021.

The Company is now positioned as an integrated technology company focusing on blockchain-oriented ASIC chip design, advanced crypto miner production, and fintech software service, with company’s mission: becoming one of the key participants and contributors in the global blockchain ecosystem.

Our growth strategy mainly focusing on crypto miner business and high-performance ASIC chip research and development and supplemented by development of blockchain and fintech applications. We have assembled a team of industry veterans in high-performance chip designs and blockchain applications to support its growth strategy.

Our executives in charge of chip and crypto miner business entered the ASIC chip field back in 2013 and was one of the pioneers within the industry. With extensive experience and industry resources, the Company is able to ensure the stability of the supply chain and secure the supplies to crypto mining operators during the global chip shortage.

In August 2021, the Company announced the launch of its first ASIC crypto Miner - KOI MINER C16 (“C16”). C16 is equipped with the C3012 chip made by Semiconductor Manufacturing International Corp.’s N+1 process. C16 has a hash rate up to 113 TH/s and a power efficiency ratio of 30 J/T, supporting the mining of Bitcoin, Bitcoin Cash and other cryptocurrencies. C16’s parameters have surpassed its peer miners including Bitmain’s Antminer S19 pro and Canaan’s AvalonMiner1246.

In blockchain and fintech application areas, we launched a financial training network web service back to June 2019. It targets the beginner and intermediate users and help them to improve their basic trading skills and be more familiar with knowledge of modern trading software and financial markets. Fintech product team remain actively research and seek opportunities to introduce blockchain-based NFT and Defi technologies into existing products, aiming to provide more values to clients and bring more knowledge of blockchain and crypto assets to clients.

Corporate Governance

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers, with certain exceptions. While we voluntarily follow most Nasdaq corporate governance rules, we have elected to follow British Virgin Islands law instead of the Nasdaq Rule 5635(d), which requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares. We will follow British Virgin Islands law with respect to any requirement to obtain shareholder approval in connection with any private placements of equity securities.

Result of Operations

	For The Six Months Ended June 30,
	2021	2020
Revenues	$-	$8,449
Cost of revenues	-	19,749
Gross profit	-	(11,300)

Operating expenses
Selling, general & administrative expenses	480,495	491,593
Research and development expenses	22,505	31,348
Total operating expenses	503,000	522,941

Loss from operations	(503,000)	(534,241)

Other income (expenses)
Other income	177	2,677
Other expense	(5,002)	-
Total other income (expenses)	(4,825)	2,677

Loss from continuing operations before provision of income taxes	(507,825)	(531,564)
Provision for income taxes expenses	-	-

Net loss from continuing operation	(507,825)	(531,564)

Discontinued operation
Loss from discontinued operation, net of income tax	-	(127,478)

Net loss	$(507,825)	$(659,042)

Revenues

Our total revenues decreased by $8,449 or 100%, from $8,449 in the six months ended June 30, 2020 to $nil in the six months ended June 30, 2021. All of our total revenues for the six months ended June 30, 2020 generated from third parties and no revenues incurred from related party.

Cost of Revenues and Gross Margin

Cost of revenues decreased by $19,749 or 100%, from $19,749 in the six months ended June 30, 2020 to $nil for the six months ended June 30, 2021. The decrease of cost of revenue was the result of no revenues in the six months ended June 30, 2021.

Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. Selling, general and administrative expenses were $480,495 for the six months ended June 30, 2021, a decrease of $11,098, or 2%, as compared to the same period in 2020. The decrease in selling, general and administrative expenses was primarily due to decrease in payroll expense, depreciation and amortization expenses, and advertising and marketing expenses, reflecting the downsizing of our business in the six months ended June 30, 2021.

Research and Development Expenses

We incurred $22,505 and $31,348 in research and development in the six months ended June 30, 2021 and 2020, respectively. Research and development expenses decreased by $8,843, or 28%, for the six months ended June 30, 2021 compared to the same period in 2020.

Loss from operations

As a result of the factors described above, operating loss was $(503,000) for the six months ended June 30, 2021, compared to operation loss was $(534,241) for the six months ended June 30, 2020, a decrease in operation loss of $31,240, or 6%.

Other income (expenses)

For the six months ended June 30, 2021, other expense, net of other income, were $(4,825), compared to other income, net of other expense, were $2,677 for the six months ended June 30, 2020, a change of $7,502. The increase of other expense was primarily attributable to an increase of a non-operating expense on impairment of disposal of $5,000.

Loss from continuing operations

As a result of the foregoing, our loss from continuing operations was $(507,825), or $(0.02) per share (basic and diluted), for the six months ended June 30, 2021, as compared with loss from continuing operations of $(531,564), or $(0.02) per share (basic and diluted), for the six months ended June 30, 2020.

Loss from discontinued operation, net of income taxes

Our loss from discontinued operations was $(127,478), or $(0.01) per share (basic and diluted), for the six months ended June 30, 2020, as compared with no loss or gain from discontinued operations for the six months ended June 30, 2021.

The summarized operating result of discontinued operation included our consolidated statements of operation is as follows:

	For the Six Months Ended June 30,
	2021	2020
Revenues	$-	$109,363
Cost of revenues	-	89,405
Gross profit	-	19,958
Operating expenses	-	147,935
Other income, net	-	2,664
Loss before income taxes	-	125,313
Income tax expense	-	2,165
Loss from discontinued operations	-	127,478
Loss from disposal, net of taxes	-	-
Total loss from discontinued operations	$-	$127,478

We reclassified the disposition of Anyi Network, Inc. and its subsidiaries, which was completed in December 2020, as discontinued operation and recorded a loss of $(127,478) from discontinued operation in the six months ended June 30, 2020.

Net loss

As a result of the factors described above, our net loss for the six months ended June 30, 2021 was $(507,825), compared to net loss of $(659,042) for the six months ended June 30, 2020, a decrease in net loss of $151,217, or 23%.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of AGM Group Holdings, Inc., AGM Technology Limited, our subsidiary established pursuant to the laws of Hong Kong, and AGM Software Services Ltd, our subsidiary established pursuant to the laws of the British Virgin Islands are United States dollar. The functional currency of AGM Tianjin Construction Development Co, Ltd. our indirect subsidiary established pursuant to the laws of China, Beijing AnGaoMeng Technology Service Co., Ltd., our indirect subsidiary established pursuant to the laws of China, and AGM Tianjing international Financial Leasing Co., Ltd., our indirect subsidiary established pursuant to the laws of China, are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the exchange rate at the end of the period, and equity is translated at historical exchange rates.

The Consolidated Balance Sheets balances, with the exception of equity at June 30, 2021 and December 31, 2020, were translated at RMB6.4576 and RMB6.5378 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the Consolidated Statements of Operations and Comprehensive Income and the Consolidated Statements of Cash Flows for the six months ended June 30, 2021 and 2020 were RMB6.4682 and RMB7.0312 to $1.00, respectively.

Net gains and losses resulting from foreign exchange translations are included in the Comprehensive income on the consolidated statements of operations. As a result of foreign currency translations, which are a non-cash adjustment, the Company reported a foreign currency translation loss of 92,173 for the six months ended June 30, 2021. The Company reported a foreign currency translation gain of $40,824 for the six months ended June 30, 2020. This non-cash loss had the effect of increasing our reported comprehensive loss.

Liquidity and Capital Resources

Liquidity

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of June 30, 2021 and December 31, 2020, we had working capital of $3,017,611 and $3,663,177, including cash and cash equivalents of $461,010 and $664,605, respectively. As a result, we believe that our current cash and cash to be generated from our operations will be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the access to borrow loans from our related parties. We plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace.

The following table sets forth a summary of changes in our working capital from December 31, 2020 to June 30, 2021:

	June 30, 2021	December 31, 2020	Change	Percentage Change
Working capital:
Total current assets	$5,876,879	$6,085,521	$(208,642)	(3)%
Total current liabilities	2,859,269	2,422,344	436,925	18%
Working capital	$3,017,610	$3,663,177	$(645,567)	(18)%

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flow Summary

The following table sets forth certain items in our consolidated statements of cash flows for the six months ended June 30, 2021 and 2020.

	For the Six Months Ended June 30,
	2021	2020
Net cash used in by operating activities	$(348,187)	$(344,078)
Net cash used in investing activities	-	(795)
Net cash provided by (used in) financing activities	142,747	(65,295)
Exchange rate effect on cash, cash equivalents and restricted cash	1,845	(68,039)
Net change in cash and cash equivalents	(203,595)	(478,207)
Cash and cash equivalents, beginning of the year	664,605	2,076,569
Cash and cash equivalents, end of the year	461,010	1,598,362
Less cash and cash equivalents of discontinued operations–end of period	-	464,250
Cash and cash equivalents of continuing operations–end of period	$461,010	$1,134,112

We have cash and cash equivalents held in financial institutions in the following countries (regions):

Country (Region)	June 30, 2021	December 31, 2020
China (Mainland)	$148,605	$148,747
China (Hong Kong)	34,065	271,212
Singapore	278,340	244,646
Total cash and cash equivalents	$461,010	$664,605

Operating Activities:

Net cash used in operating activities of continuing operations was $348,187 the six months ended June 30, 2021, primarily due to a net loss of $507,825 adjusted by non-cash working capital primarily included depreciation and amortization expenses of $8,283. The adjustments for changes in assets and liabilities primarily included (i) prepaid expenses and other current assets of $2,498, (ii) accounts payable of $3,376, and (iii) accrued expenses and other current liabilities of $152,233. No cash spent in operating activities of discontinued operations for the six months ended June 30, 2021.

Net cash used in operating activities of continuing operations was $277,171 (total of $344,078 including discontinued operations of $66,907), for the six months ended June 30, 2020, primarily due to a net loss from continuing operations of $531,564 and adjusted by non-cash working capital primarily included depreciation and amortization expenses of $17,030. The adjustments for changes in assets and liabilities primarily included (i) prepaid expenses and other current assets of $164,310, (ii) accounts payable of $3,727, (iii) accrued expenses and other current liabilities of $50,777 and (iv) advanced from customers of $18,549.

Investing Activities:

No cash spent in investing activities of continuing operations and discontinued operations for the six months ended June 30, 2021.

Net cash used in investing activities of continuing operations was $795 for the purchase of office equipment in the six months ended June 30, 2020. No cash spent in investing activities of discontinued operations for the six months ended June 30, 2020.

Financing Activities:

Net cash provided by financing activities was of continuing operations $142,747 for the six months ended June 30, 2021. It was attributable to borrowings from related parties of $152,454 and offset by repayment of related party loans and advances of $9,707. No cash spent in financing activities of discontinuing operations for the six months ended June 30, 2021.

No cash spent in financing activities of continuing operations for the six months ended June 30, 2020. Net cash used in financing activities of discontinued operations was $65,295 for the six months ended June 30, 2020.

We expect to incur additional costs associated with becoming a public company in the United States, primarily due to increased expenses related to accounting and tax services, legal expenses and investor and stockholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions and may not be available on terms reasonably acceptable to us or at all.

Capital Resources

As of June 30, 2021 and December 31, 2020

The following table provides certain selected balance sheets comparisons as of December 31, 2020 and December 31, 2019:

	June 30,	December 31,	Increase
	2021	2020	(Decrease)%

Cash and cash equivalents	$461,010	$664,605	$(203,595)	(31)%
Prepaid expenses and other current assets	5,415,869	5,420,916	(5,047)	(0)%
Total current assets	5,876,879	6,085,521	(208,642)	(3)%
Property and equipment, net	12,004	19,320	(7,316)	(38)%
Intangible assets, net	9,373	10,113	(740)	(7)%
Operating lease right-of-use assets	79,249	-	79,249	100%
Total non-current assets	100,626	29,433	71,193	242%
Total assets	$5,977,505	$6,114,954	$(137,449)	(2)%

Accounts payable	$1,598	$4,974	$(3,376)	(68)%
Accrued expenses and other payables	1,973,992	1,819,544	154,448	8%
Due to related parties	830,054	597,826	232,228	39%
Operating lease liabilities	53,625	-	53,625	100%
Total current liabilities	2,859,269	2,422,344	436,925	18%
Operating lease liabilities, non-current	25,624	-	25,624	100%
Total liabilities	$2,884,893	$2,422,344	$462,549	19%

Cash

As of June 30, 2021, we have a total of $461,010 in cash and cash equivalents, among which $148,605 (RMB959,629) was held inside China (Mainland), and $312,405 was held outside of China (Mainland). As of December 31, 2020, we have a total of $664,605 in cash and cash equivalents, among which $148,747 (RMB972,481) was held inside China (Mainland), and $515,858 was held outside of China (Mainland). We have not transferred and do not plan to transfer our cash in RMB outside of China (Mainland) in order to avoid unnecessary currency exchange cost. Our subsidiaries in China (Mainland) incur expenses from time to time, and we have spent and plan to spend our cash in RMB to cover those expenses.

Prepaid expenses and other current assets, net

As of June 30, 2021, balances of prepaid expenses and other current assets were $5,415,869, a decrease of $5,047, or 0%, compared to $5,420,916 as of December 31, 2020. This decreases primarily due to balance of security deposit and others decreased by $5,187, or 20% as of June 30, 2021, as shown in the following table.

	June 30, 2021	December 31, 2020
Prepaid expenses	$54,606	$54,466
Note receivable	400,000	400,000
Other receivable	4,937,664	4,937,664
Security deposits and others	23,599	28,786
Total prepaid expenses and other current assets	$5,415,869	$5,420,916

Current assets

Current assets as of June 30, 2021 totaled $5,876,879, a decrease of $208,642, or 3% from our December 31, 2020 balance. This decrease primarily resulted from a $203,596 decrease in cash and a $5,047 decrease in prepaid expenses and other current assets.

Accrued liabilities and other payables

Accrued liabilities and other payables mainly included wages payable, VAT payable, income tax payable, deposit payables and other payable at the year end. Accrued liabilities and other payables as of June 30, 2021 were $1,973,992, an increase of $154,448, compared to $1,819,544 as of December 31, 2020. The increase was mainly due to the increase of tax and wages payable.

Credit Facility

We mainly finance our operations through proceeds borrowed from related parties. As of June 30, 2021, due to related parties were $830,054, an increase of $232,228, compared to $597,826 as of December 31, 2020. Due to related parties as of June 30, 2021 and December 31, 2020 include:

	June 30, 2021	December 31, 2020
Zhentao Jiang	$906,894	$712,485
Wenjie Tang	(78,815)	(116,610)
Yufeng Mi	1,975	1,951
Total	$830,054	$597,826

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business. These loans are interest free, unsecured and repayable on demand.

From time to time, the Company borrowed $152,454 from related parties and repaid $9,707 to related parties in the six ended June 30, 2021, but none borrowed or repaid to related parties in the six months ended June 30, 2020.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this annual report. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented.  The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Company in its determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as the Company satisfies a performance obligation.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company derives revenue from the sale of packaged software products, technical support plans, software customization services, and bundle of products or services that may include a combination of these items. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, income taxes including the valuation allowance for deferred tax assets. While we believe that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Fair Value of Financial Instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which fair value option was not elected.

The Company’s financial instruments mainly include cash and cash equivalents, transaction monetary assets held for clients, mark to market assets for open trading positions, net accounts receivable, prepaid expenses and other current assets, accounts payable, deposits payable, mark to market liabilities for open trading positions, accrued expenses and other current liabilities, advance from customers, and income tax payable. The carrying values of these financial instruments approximate their fair values due to short-term maturities.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, we have not determined whether implementation of such proposed standards would be material to our consolidated financial statements.